Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Mitchell Energy & Development Corp.
Commission File No. 333-68694

NOTICE TO INVESTORS CONCERNING DEVON’S PLANS TO ACQUIRE MITCHELL ENERGY

Investors and security holders are advised to read the definitive joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Devon’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Mitchell’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

The following slides were added to or changed from, Devon Energy Corporation’s slide presentation of October 22, 2001.